April 13, 2026

Yin Yan
Chief Executive Officer
Marwynn Holdings, Inc.
2955 Main Street, Ste 100A
Irvine, CA 92614

       Re: Marwynn Holdings, Inc.
           Registration Statement on Form S-3
           Filed April 3, 2026
           File No. 333-294888
Dear Yin Yan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Daniel Eng